EXHIBIT 99.5

Consent of Goodmans LLP dated April 9, 2020

Barristers & Solicitors

Goodmans LLP	Bay Adelaide Centre - West Tower
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

April 9, 2020

To: The United States Securities and Exchange Commission

Brookfield Asset Management Inc.

Brookfield Finance Inc. (together, the “Company”)

We refer to the Company’s registration statement on Form F-10 (File Nos. 333-236217 and 333-236217-01), filed January 31, 2020, and the Amendment No. 1 thereto, filed February 11, 2020, as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Company dated April 7, 2020 (the “Prospectus Supplement”), we consent to the reference to our firm’s name under the heading “Legal Matters”, and consent to the use of our firm’s name and reference to our opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”.

Yours truly,

/s/ Goodmans LLP